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KPMG LLP
50 North Front Street, Suite 900
Memphis, TN 38103


February 27, 2004

Ladies and Gentlemen:

As of and for the year ended December 31, 2003, First Horizon Home Loan Corporation and its wholly-owned subsidiary, First Tennessee Mortgage Services, Inc., which includes a consolidated investment in FH-FF Mortgage Services, L.P., (the Company) complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of Americas Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond policy in the amount of $100 million and an errors and omissions policy in the amount of $75 million.


/s/ Peter F. Makowiecki
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Peter F. Makowiecki
Chief Financial Officer

First Horizon Home Loan Corporation
4000 Horizon Way
Irving, TX 75063
Phone: 214-441-5313